SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Corporate Events Calendar

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Rua Tamoios, 246, Jd. Aeroporto, São Paulo, SP, 04630-000
Internet Site	www.voegol.com.br/ir
Director of Investor Relations	Name: Richard F. Lark, Jr. E-mail: ri@golnaweb.com.br Telephone: 5033-4393 Fax: 5033-4224
Responsible for Investor Relations Area	Name: José Roberto Borges Pacheco E-mail: jrpacheco@golnaweb.com.br Telephone: 5033-7178 Fax: 5033-4319
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2004
Event	Date
Accessible to Stockholders	03.08.2005
Publication	03.08.2005
Submission to BOVESPA	03.08.2005

Standardized Financial Statement (DFP), as of 12/31/2004
Event	Date
Submission to BOVESPA	03.08.2005

Annual Financial Statement and Consolidated Financial Statement, when applicable, in accordance with international standards, as of 12/31/2004
Event	Date
Submission to BOVESPA	03.08.2005

Annual Financial Statements – IAN, as of 12/31/2004
Event	Date
Submission to BOVESPA	05.07.2005

Quarterly Financial Statements - ITR
Event	Date
Submission to BOVESPA Referring to 1st quarter Referring to 2nd quarter Referring to 3rd quarter	05.10.2005 08.02.2005 10.31.2005

Quarterly Financial Statements in English or in accordance with international standards
Event	Date
Submission to BOVESPA Referring to 1st quarter Referring to 2nd quarter Referring to 3rd quarter	05.10.2005 08.02.2005 10.31.2005

Ordinary Shareholders Meeting
Event	Date
Publication of Notice of Information Availability	03.08.2005
Publication of the Call Notice	03.22.2005 03.23.2005 03.24.2005
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03.22.2005
Ordinary Shareholders Meeting	04.11.2005
Submission of the main deliberations of the Ordinary Shareholders Meeting to BOVESPA	04.11.2005
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04.11.2005

Public Meetings with Analysts
Event	Date
Public Meeting with Analysts, open to the public	03.16.2005
Public Meeting with Analysts, open to the public	05.19.2005
Public Meeting with Analysts, open to the public	08.09.2005

Conference Call
Event	Date
4Q04 Results	03.08.2005
1Q05 Results	05.10.2005
2Q05 Results	08.02.2005
3Q05 Results	11.01.2005

Board of Directors Meeting
Event	Date
Board of Directors Meeting	03.04.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	03.04.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03.04.2005
Event	Date
Board of Directors Meeting	04.08.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	04.11.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	04.11.2005
Event	Date
Board of Directors Meeting	04.27.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	04.27.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	04.27.2005
Event	Date
Board of Directors Meeting	05.06.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	05.06.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	05.06.2005
Event	Date
Board of Directors	06.24.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	06.24.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	06.24.2005
Event	Date
Board of Directors Meeting	07.22.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	07.22.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	07.22.2005
Event	Date
Board of Directors Meeting	10.21.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	10.21.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	10.21.2005
Event	Date
Board of Directors Meeting	11.08.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	11.08.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	11.08.2005
Event	Date
Board of Directors Meeting	12.20.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	12.20.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	12.20.2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.